  Exhibit 99.1

High Tide Announces Preliminary Q3 2026 Guidance

The Company Expects Record Revenue, Gross Profit and Adjusted EBITDA Ahead of Analyst Forecasts

The Company Also Announces Record Quarterly Distribution of Over 10 Tonnes of Medical Cannabis Flower Through Remexian Pharma GmbH, Further Accelerating its German Market Position

High Tide Inc., August 4, 2026

CALGARY, AB, Aug. 4, 2026 /CNW/ -- High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, is pleased to release guidance estimates regarding anticipated results for its third fiscal quarter ended July 31, 2026.

	Management Guidance Range (C$, MM)		Implied Sequential Change		Implied Year Over Year Change		Analyst Expectations[1] (C$, MM)
	Low	High	Low	High	Low	High	Low	Consensus	High
Revenue	$195.0	$200.0	9%	12%	30%	34%	$180.8	$183.4	$185.3
Gross Profit	$51.0	$53.5	5%	11%	27%	33%	$49.1	$49.3	$49.7
Adjusted EBITDA[2]	$15.2	$16.5	9%	19%	43%	55%	$13.0	$14.0	$14.4

1 Based on FactSet as at August 3, 2026.
2 Adjusted Earnings before interest, taxes, depreciation, and amortization ("EBITDA"). This measure does not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and is, therefore, unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance, and therefore, highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

"This quarter's guidance demonstrates the growing earnings power of the global platform we have built. We expect to set new company records for revenue, gross profit and Adjusted EBITDA, with year-over-year growth of at least 30%, 27% and 43%, respectively. Importantly, even the low end of our guidance exceeds the highest current analyst estimate across all three metrics. We believe this provides clear evidence that current market expectations have not yet caught up with the strength, scale and operating leverage of our business," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our performance is being driven by two increasingly powerful growth engines. In Canada, our bricks-and-mortar business returned to positive year-over-year same-store sales in June and remained positive in July, which we believe compares favourably with broader market trends and reinforces the resilience of our discount-club model. In Germany, Remexian achieved another all-time quarterly distribution record, shipping over 10 tonnes of medical cannabis, an increase of 33% sequentially, 60% year over year. Together, these results demonstrate that our Canadian retail platform is strengthening while our German medical cannabis business is scaling rapidly, creating a more diversified and increasingly profitable global enterprise," added Mr. Grover.

The Company anticipates releasing full financial and operational results for the third fiscal quarter ended July 31, 2026, on Monday, September 14, 2026, after markets close, with a conference call the following morning.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 229 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 22 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are often, but not always, identified by words such as "expect", "intend", "plan", "believe", "anticipate", "estimate", "may", "will", "could", "should" and similar expressions. Forward-looking statements in this news release include, without limitation, statements relating to: continued strength and momentum of the Company; the Company reporting revenue, Adjusted EBITDA, same-store sales during the quarter, and volume distributed in line with the expectations outlined herein; the results being above analyst expectations; the date and time of the release of the Company's third fiscal quarter ended July 31, 2026 results and their webcast and conference to discuss the results thereof.

Forward-looking statements are based on management's current expectations and assumptions as of the date of this news release. Forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially, including, without limitation: delays or inability to obtain required regulatory approvals or authorizations; changes in competitive, market or consumer conditions; operational risks associated with opening and operating new stores; and the other risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 04-AUG-26